One Financial Center Boston, MA 02111 617 542 6000 mintz.com

June 25, 2021

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Julie Sherman

Kevin Kuhar

Margaret Schwartz

Samuel Kluck

Re:	Nyxoah SA

Registration Statement on Form F-1

Submitted June 10, 2021

CIK No. 0001857190

Ladies and Gentlemen:

This letter sets forth the response of Nyxoah SA (the “Company”) to the comment letter, dated June 22, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 publicly filed with the Commission on June 10, 2021. Concurrently, the Company is filing publicly an Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	We note that certain existing investors have indicated an interest to purchase in the offering. Please revise to provide the aggregate amount the investors have indicated they would be interested in purchasing and name any such investors that are affiliated with you or if such purchase by such investor would materially affect the beneficial ownership table (i.e., such investor would hold over 3% ownership), and if so state the percentage change.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on the cover page and pages 9, 54, 72, 147, 148, 150 and 184 of the Amendment.

2.	We note your response to prior comment 3 and your revised disclosure of the minimum annual royalty payments you will make to Vanderbilt that are creditable against the earned royalties. Please revise your disclosure to include the earned royalty payment that you will make to Vanderbilt. Also please file as an exhibit any related agreements between the company and Vanderbilt.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ June 25, 2021 Page 2

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 115 and F-51 of the Amendment. Additionally, the Company respectfully refers the Staff to the twelfth response in its Response Letter, dated May 24, 2021, as it pertains to the Vanderbilt Agreement, which is also included below for ease of reference:

However, with respect to the Vanderbilt University license agreement, the Company respectfully advises the Staff that the partnership with Vanderbilt University is in its very early stages, development of potential new technologies is just commencing, and only one patent has been issued in the United States. As a result, the Company has determined that the Vanderbilt University license agreement is not material as it has very little effect on the Company’s business. Further, to the extent that it were to become material in the future, it was entered into by the Company in the ordinary course of business (the agreement is such as ordinarily accompanies the kind of business conducted by Company, which includes the ongoing development of potential new technologies), and the Company is not and does not expect to become substantially dependent on the agreement. As a result, the Company believes that the Vanderbilt University license agreement does not fall under item 601(b)(10)(ii)(B) of Regulation S-K and, accordingly, need not be filed.

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the undersigned by phone at (617) 348-3050 or via e-mail at jrudy@mintz.com.

Very truly yours,

/s/ John Rudy
John Rudy

cc: Olivier Taelman, Chief Executive Officer and Executive Director (Nyxoah SA)